Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035

February 26, 2002


To HUGHES and PanAmSat Employees:

Today, EchoStar and HUGHES announced a plan for the merged company to deliver local broadcast channels in every one of the 210 television markets in the United States. This "Local Channels, All Americans" plan was developed by a team of EchoStar and DIRECTV engineers and is made possible only by combining all of our spectrum, all of our existing and planned satellites, and adding another spot-beam spacecraft.

Combined with "One Nation, One Rate Card" uniform pricing no matter where a consumer resides in the country, this initiative provides a positive "in the public's best interest" message that EchoStar, HUGHES and General Motors will actively promote in the coming weeks and months.

This development underscores the value of the combined company for consumers across the country. Not only will EchoStar-HUGHES be able to provide local channels in every market, our combined company will also have a satellite platform and subscriber base robust enough to provide affordable and accessible high-speed Internet services to virtually every home and business in the country.

Out of the gate, we are communicating today with Members of Congress, State Attorneys General, the U.S. Department of Justice (DOJ), the U.S. Federal Communications Commission (FCC), the media and our investors. We're also rolling our message out to customers, distributors and consumers.

Today's press release is attached, and you can see a detailed presentation, including nationwide and state-by-state maps on hughes.com.

I see today's announcement as proof of the great ideas and ingenuity of both HUGHES and EchoStar employees, and I look forward to even bigger ideas in the future!


Sincerely,

Jack

[Attached to this letter is a copy of the national press release which was filed seperately with the SEC by each of GM and Hughes on February 26, 2002.]


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In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1,2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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